Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following Public Interest Statement was posted by Comcast on its website:

PUBLIC INTEREST STATEMENT

By these applications, and pursuant to Sections 214(a) and 310(d) of the Communications Act, Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”) (collectively, “Applicants”) request the consent of the Federal Communications Commission to transfer licenses from Charter to Comcast as part of an exchange of cable systems between the Applicants (the “Exchange Transaction”).

As set forth below and detailed in the enclosed economic analysis prepared by Drs. Rosston and Topper, the Exchange Transaction will generate significant benefits for residential and business customers, and will do so without causing any countervailing harms.1  In particular, this transaction will enhance the geographic rationalization of Comcast’s cable systems and create other efficiencies, which will result in substantial public interest benefits for consumers and businesses.  Drs. Rosston and Topper find that the Exchange Transaction will not disturb their prior conclusions regarding the substantial benefits and lack of harms from the Comcast-

1   Supplemental Declaration of Dr. Gregory L. Rosston and Dr. Michael D. Topper ¶¶ 5-6 (June 4, 2014) (“Rosston/Topper Supplemental Decl.”).

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Time Warner Cable Inc. (“TWC”) transaction,2 and will, in fact, enhance several of those benefits.  Because the Exchange Transaction is strongly in the public interest, convenience, and necessity, Applicants respectfully request that the Commission approve this transaction expeditiously, along with the two other transactions between Charter and Comcast noted below (collectively, the “Divestiture Transactions”) and the Comcast-TWC transaction.

I.	DESCRIPTION OF THE TRANSACTION

A.	The Applicants

1.	Comcast

Comcast Corporation is a global media and technology company with two primary businesses – Comcast Cable and NBCUniversal – and approximately 136,000 employees.  Comcast’s network facilities cover portions of 39 states and the District of Columbia.  Comcast Cable is a leading provider of video, high-speed Internet, digital voice, and other next-generation services and technologies to millions of residential customers and small- and medium-sized businesses.  Comcast currently owns and operates cable systems serving approximately 22.6 million video customers, including residential and business customers.  It also delivers high-speed Internet service to approximately 21.1 million customers, including residential and business customers.  Using VoIP technology, Comcast provides facilities-based voice services to deliver digital-quality phone service to approximately 10.9 million customers, including residential and business customers.  Comcast also owns NBCUniversal, a global media, news, and entertainment company that operates the NBC and Telemundo broadcast television

2           See Application and Public Interest Statement of Comcast Corporation and Time Warner Cable Inc., MB Docket No. 14-57 (Apr. 8, 2014) (“Comcast-TWC Public Interest Statement”), Exhibit 5, Declaration of Dr. Gregory L. Rosston and Dr. Michael D. Topper (“Rosston/Topper Decl.”).

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networks, national and regional cable networks, and local NBC and Telemundo broadcast stations, in addition to film and television production studios, theme parks, and online services.3

2.	Charter

Charter Communications, Inc. is a Delaware corporation, headquartered in Stamford, Connecticut, whose shares are publicly traded on the NASDAQ Global Select Market.  Charter operates in 29 states, employs more than 21,000 people, and provides traditional cable video services (basic and digital), advanced video services, high-speed Internet services, and voice services to more than 6 million residential and business customers.

Charter serves approximately 4.2 million residential video customers – 93 percent of whom subscribe to digital video service.  Charter also serves approximately 4.5 million residential Internet customers and provides advanced voice services to approximately 2.3 million residential customers.  Charter Business, which has approximately 581,000 commercial primary service units, provides scalable, tailored communications solutions, including advanced video services, broadband Internet access, business voice services, data networking, and “last-mile” fiber connectivity to cellular towers and office buildings.

3.	The Proposed Transaction

As part of an exchange between the Applicants, Comcast will acquire Charter systems serving approximately 1.6 million video customers in Alabama, California, Connecticut, Georgia, Maryland, Massachusetts, New Hampshire, New York, North Carolina, Oregon, Tennessee, Texas, Vermont, Virginia, and Washington.4  This Exchange Transaction is one of

3           See Comcast-TWC Public Interest Statement at 7-13 (providing a detailed description of Comcast).

4           Such system exchange transactions are common in the cable industry.  See, e.g., Applications for Consent to the Assignment and/or Transfer of Control of Licenses Adelphia Commc’ns Corp. to Time Warner Cable Inc. et al., Memorandum Opinion & Order, 21 FCC Rcd. 8203 ¶ 12 (2006) (“Adelphia Order”) (approving the exchange of cable systems in multiple states between Comcast and Time Warner); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Tenth Annual Report, 19 FCC Rcd. 1606 ¶ 133 (2004) (reporting that between July 2002 and December 2002, cable system exchanges occurred between Mediacom and U.S. Cable Corp., Insight and AT&T, and CableOne and Time Warner); Annual Assessment of the Status of Competition in Markets for the Delivery of Video Programming, Fourth Annual Report, 13 FCC Rcd. 1034 ¶ 32 (1998) (reporting that 10 transactions involving cable system exchanges occurred in 1995, 8 occurred in 1996, and 11 occurred between January and June of 1997).  A list of designated market areas (“DMAs”) and communities involved in the Exchange Transaction is provided in Appendix A.

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the Divestiture Transactions, pursuant to which Comcast will divest systems resulting in a net reduction of approximately 3.9 million residential video customers.  The Divestiture Transactions are contingent upon, and will follow, regulatory approval and closing of the Comcast-TWC transaction.5  Applicants request that the Commission consider and process these applications contemporaneously with the Comcast-TWC transaction applications in a single pleading cycle.6

II.	THE EXCHANGE TRANSACTION WILL GENERATE SUBSTANTIAL PUBLIC INTEREST BENEFITS AND WILL CAUSE NO PUBLIC INTEREST HARMS.

The Commission will approve a transfer of control of authorizations and licenses connected with a proposed transaction under Sections 214(a) and 310(d) of the Act if the proposed transaction does not violate a statute or rule, and if, after weighing “the potential public

5           The agreement between Comcast and Charter will be executed through three separate transactions.  First, Comcast will sell former TWC systems serving approximately 1.5 million video customers directly to Charter.  Second, Charter and Comcast will exchange cable systems serving approximately 1.5 million former TWC video customers for cable systems serving approximately 1.6 million Charter video customers.  Third, Comcast will form and spin off to its shareholders a new, independent publicly traded cable company (“SpinCo”) that will operate systems serving approximately 2.5 million legacy Comcast video subscribers.  This public interest statement addresses the benefits flowing from the transfer of Charter cable systems to Comcast as a result of the Exchange Transaction.  The benefits to Charter from the Exchange Transaction and sale of systems and the benefits of the spin-off to SpinCo are addressed in separate public interest statements.  See Public Interest Statement of Charter Communications, Inc. and Comcast Corporation, Comcast-to-Charter Exchange and Sale Transactions, MB Docket No. 14-57 (“Comcast-to-Charter Sale/Exchange Public Interest Statement”); Public Interest Statement of SpinCo, Charter Communications, Inc., and Comcast Corporation, Spin Transaction, MB Docket No. 14-57 (“SpinCo Public Interest Statement”).

6           Applicants note that the Commission has not issued the Public Notice for the Comcast-TWC transaction in light of an earlier such request.  See Letter from Kathryn A. Zachem, Comcast, to Marlene H. Dortch, FCC, MB Docket No. 14-57, at 1 (Apr. 30, 2014); Letter from Kathryn A. Zachem, Comcast, to Marlene H. Dortch, FCC, MB Docket No. 14-57, at 3 (May 7, 2014).

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interest harms of the merger against any potential public interest benefits,” the Commission concludes that, “on balance,” the transfer “serves the public interest, convenience, and necessity.”7  The proposed Exchange Transaction meets this standard, and Applicants respectfully request that the Commission grant the applications expeditiously.

A.	The Exchange Transaction Will Produce Substantial Public Interest Benefits.

As illustrated in the map below, by combining Charter’s transferred systems with Comcast’s retained systems (including systems to be acquired from TWC), the Exchange Transaction will fill in contiguous service areas in Comcast’s post-TWC transaction footprint in certain regions.  Notably, after the TWC transaction and Divestiture Transactions, the combined company will have a more extensive footprint primarily in California, Georgia, New England, New York, North Carolina, Oregon, Tennessee, Texas, Virginia, and Washington.

7   See, e.g., Applications Filed for Transfer of Control of Insight Commc’ns Co. to Time Warner Cable Inc., Memorandum Opinion and Order, 27 FCC Rcd. 497 ¶ 7 (2012) (“Insight-TWC Order”); Adelphia Order ¶ 23.

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These enhancements to the geographic contiguity of Comcast’s cable systems – together with an expanded national presence following the Comcast-TWC transaction – will produce economies of scale and scope and other efficiencies for Comcast, which will ultimately redound to the benefit of Comcast’s residential and business customers.  Furthermore, the Exchange Transaction will allow customers in the acquired Charter systems to realize the demonstrated public interest benefits that will arise from the Comcast-TWC transaction.8

8           See Comcast-TWC Public Interest Statement at 20-126.

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1.	Benefits of Improved Geographic Rationalization from the Exchange Transaction

The Commission has repeatedly recognized that contiguous regional service areas can (1) “increase economies of scale and size, and thus enable cable operators to offer an increased variety of broadband services at reduced prices to customers in geographic areas that are larger than single cable franchise areas”; (2) “make cable operators more effective competitors to LECs whose local service areas are usually much larger than a single [cable] franchise area”; and (3) “provide a means of improving efficiency, reducing costs, and attracting increased advertising.”9  The Federal Trade Commission has likewise concluded that efficient geographic footprints “enable[] cable firms to realize economies of scale associated with providing cable service in contiguous areas” and “lower several categories of costs, such as management, administrative and marketing costs, as well as the expense of providing system upgrades.”10  Creating more contiguous, comprehensive footprints also better positions cable companies “to compete with local telephone companies and other providers in the delivery of video and telephone service.”11

9   Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Thirteenth Annual Report, 24 FCC Rcd. 542 ¶ 180 (2009); see also TWC-Insight Order ¶ 24; Adelphia Order ¶¶ 271, 276 (“[T]o the extent that the transactions, through clustering or through the proposed upgrades and deployment schedules, result in the addition of competitive, facilities-based telephony service in Adelphia service areas or to unserved areas where Applicants currently operate cable systems, we find that consumers could benefit.”); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, 17 FCC Rcd. 1244 ¶ 14 (2002); Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Seventh Annual Report, 16 FCC Rcd. 6005 ¶ 153 (2001).

10   Sports Programming and Cable Distribution: The Comcast/Time Warner/Adelphia Transaction:  Hearing Before the S. Comm. on the Judiciary, 109th Cong. 4 (2006) (statement of Michael Salinger, Dir. Bureau of Economics, Federal Trade Commission), available at http://www.ftc.gov/sites/default/files/documents/public_statements/prepared-statement-federal-trade-commission-sports-programming-and-cable-distribution/p052103sportsprogrammingandcabledistributiontestimonysenate12062006.pdf.

11   Id.

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The Exchange Transaction will produce these same efficiencies for Comcast and will drive numerous benefits for residential and business customers:

Benefits for Residential Customers.  By filling in gaps in Comcast’s regional service footprint, the Exchange Transaction will create efficiencies that will facilitate (1) accelerated deployment of innovative services and improvements in network reliability; (2) improved Wi-Fi access; and (3) better, more efficient customer service.

First, deploying advanced services to customers – such as the X1 platform and DVR with cloud technology, DOCSIS 3.1, and faster broadband speeds – requires network infrastructure upgrades, which entail large fixed cost investments at the regional level.  As Drs. Rosston and Topper note, an expanded, contiguous regional presence allows Comcast to better leverage its investments in local network infrastructure – such as video-on-demand and high-speed data infrastructure and other equipment – and makes additional investment more likely.  This in turn supports increased and/or more accelerated provision of advanced services to systems that previously may not have been large enough to justify such investment.  Customers in these systems will benefit from more advanced services deployed more quickly than they would be absent the Exchange Transaction.12  Moreover, increased investment in network infrastructure and upgrades should ultimately help improve network reliability.13

Second, the Exchange Transaction will provide Comcast with even greater incentives to invest further in its already robust Xfinity WiFi network in the regions where Comcast is filling

12           Rosston/Topper Supplemental Decl. ¶¶ 10-11.

13           See Comcast-TWC Public Interest Statement at 71-72.

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in its footprint.14  Charter has not deployed a public Wi-Fi network, but Comcast has made this a priority and is likely to deploy additional Wi-Fi hotspots in these regions.  As a result of the Exchange Transaction, therefore, customers across Comcast’s expanded service area will enjoy more ubiquitous Wi-Fi coverage.15

Third, enhanced geographic rationalization as a result of the Exchange Transaction will mean that Comcast should be able to deploy customer service centers, retail stores, and truck fleets in more central locations and thus potentially closer to its customers, enabling Comcast to provide better, more convenient customer service at lower costs.16

Benefits for Business Customers. Comcast’s greater presence in several regional markets will enhance Comcast’s ability to compete with incumbent local exchange carriers (“ILECs”) and serve regional, super-regional, and enterprise businesses located in these markets through increased investment and deployment of advanced broadband facilities and services.  As detailed in the Comcast-TWC Public Interest Statement, geographic constraints have hindered Comcast, TWC, and other cable companies from competing effectively against the large ILECs with the scale and scope to service larger business customers that have multiple office locations spanning various regions.17  For such customers, the only alternative to an ILEC is to rely on an “aggregator” that cobbles together multiple providers’ offerings across many regions.  This approach can create coordination problems given technical differences among different

14           Comcast currently has over one million Wi-Fi hotspots across the United States and plans to reach eight million hotspots by the end of 2014.  Press Release, Comcast Corp., Comcast to Reach Eight Million Xfinity WiFi Hotspots in 2014 (Apr. 30, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-to-reach-8-million-xfinity-wifi-hotspots-in-2014.

15           Rosston/Topper Supplemental Decl. ¶ 18.  As Drs. Rosston and Topper previously explained, a Wi-Fi network becomes more valuable as it becomes more widespread.  Rosston/Topper Decl. ¶ 96.

16           Rosston/Topper Supplemental Decl. ¶ 12.

17           Comcast-TWC Public Interest Statement at 90-92.

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providers’ networks, as well as other issues associated with multiple points of contact for customer service and technical assistance.18  Drs. Rosston and Topper explain that, by expanding the regional geographic reach and increasing the regional density of Comcast’s network – for example, in California, New England, Oregon, and Washington – the Exchange Transaction will enable Comcast to serve more of the businesses with locations concentrated in these regions “on net” (i.e., within its network).  This will bring much-needed competition to the business services market and also translate into lower prices (through reduced costs and the elimination of double marginalization) and higher quality service for business customers.19

Marketing Efficiencies. The Exchange Transaction will also enable Comcast to more efficiently and effectively market its innovative services to potential residential and business customers on a regional level, thereby fostering competition among providers, such as AT&T and Verizon, that have a strong presence in many of these regions.  Where gaps exist in its service footprint, Comcast sometimes lacks sufficient regional scale to make it practical to buy advertising on broadcast television or other regional advertising platforms, because doing so would mean paying to advertise in areas where the company does not operate.  In these circumstances, Comcast relies on more expensive or less effective digital and direct mail advertising that requires separate ad campaigns, which drive up costs for creative production and agency fees.  Charter has faced similar advertising challenges in such areas.  Increasing Comcast’s footprint within DMAs and bringing these more isolated Charter systems into

18           Id.

19           Rosston/Topper Supplemental Decl. ¶¶ 15-17.  While the Comcast-TWC transaction will expand Comcast’s footprint, which is an important factor in competing more meaningfully in the business services market, ensuring a comprehensive presence within the served regions is equally important, especially for regional and super-regional businesses.  See Rosston/Topper Decl. ¶¶ 122-31; Comcast-TWC Public Interest Statement at 92-94.

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Comcast’s fold will ameliorate this problem and allow Comcast to advertise on unified regional platforms that will reach potential subscribers more efficiently, without the need for separate, more costly ad campaigns.20  To the extent that these efficiencies reduce Comcast’s costs, those savings will benefit Comcast’s residential and business customers in various ways.

2.	Benefits to Acquired Systems from the Comcast-TWC Transaction

In addition to the benefits that will flow from improvements in Comcast’s regional presence as a result of the Exchange Transaction, customers in the acquired Charter systems will also enjoy the following key benefits, among others, that will arise from the Comcast-TWC transaction:

•
Greater Investment in, and Deployment of, Industry-Leading Products and Services. Customers in the acquired Charter systems will enjoy some of the industry’s fastest broadband speeds, expansive Wi-Fi options, next-generation video technologies and services (including Comcast’s cutting-edge X1 platform and DVR with cloud technology), a robust and ever-growing Video On-Demand (“VOD”) library and TV Everywhere experience, service innovations like self-installation options and a focus on network reliability and customer service, and advanced voice services.21  To be sure, Charter has exciting technology deployment and innovation plans, but Comcast is eager to bring its own vision to these new areas, especially those acquired markets that currently are adjacent to Comcast systems but may be too small on their own to justify the significant investment required to deploy the full suite of innovative services offered in larger markets.  In addition, the increased scale, greater geographic reach, and synergies afforded by the Comcast-TWC transaction will provide the combined company with greater ability to invest in and deploy even more advanced broadband, video, and voice services in the acquired TWC and Charter systems.22

20           Rosston/Topper Supplemental Decl. ¶¶ 13-14.  Even where it already makes business sense for Comcast, TWC, or Charter to advertise service on local broadcast television (e.g., TWC in greater Los Angeles), the additional regional subscribers resulting from the Exchange Transaction (e.g., Charter subscribers in the greater Los Angeles area) will make that regional advertising more effective and efficient.  See id.; see also Comcast-TWC Public Interest Statement, Exhibit 4, Declaration of Michael J. Angelakis ¶ 19 (describing the benefits of denser geographic coverage).

21           Comcast-TWC Public Interest Statement at 28-66.

22           Comcast-TWC Public Interest Statement at 23-28.

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•
Enhanced Competition and Choice for Business Customers.  As noted above, the Comcast-TWC transaction, along with more contiguous regional footprints from the Exchange Transaction, will also spur competition in the business services sector.  Improved economies of scale and scope – both at the national and regional level – following the transactions will better position Comcast to drive fiber and other high-speed capacity technology into its network and to build out Metro Ethernet in order to meet the needs of larger businesses.  These efficiencies also will allow the combined company to offer better options, lower prices, and higher quality service to businesses of all sizes, particularly those regional, super-regional, and enterprise businesses – including those with a near-national presence – with offices located throughout the acquired Charter and TWC systems and Comcast’s existing footprint.23  In addition, it will strengthen Comcast’s ability to be a significant option in the competitive wireless backhaul market.24

•
Next-Generation Advertising Technologies.  The Comcast-TWC transaction will enable Comcast to compete more effectively in the advertising marketplace by accelerating the expanded deployment and adoption of advanced advertising technologies and platforms, such as VOD dynamic ad insertion and addressable advertising.25  These developments will translate into real benefits not only for advertisers and programmers, but also for consumers, including former Charter customers served by the systems coming to Comcast in the Exchange Transaction, by encouraging programmers to make additional content available on VOD and other platforms.26

•
Other Public Interest Benefits.  The Comcast-TWC transaction will also extend a variety of other public interest benefits, including benefits resulting from the extension of conditions and commitments from the NBCUniversal transaction.  These include the Open Internet protections and standalone broadband offerings, as well as Comcast’s commitment to its Internet Essentials broadband adoption program, and to diversity, accessibility, and cybersecurity.27

23           Although the combined company will no longer serve systems (including legacy TWC systems) in Minnesota and Wisconsin and will have a greatly reduced or de minimis remaining presence in Alabama, Indiana, Kentucky, Michigan, and Ohio following the Divestiture Transactions (meaning that businesses with locations in these areas will not be served on the combined company’s network), the Divestiture Transactions at the same time significantly strengthen Comcast’s ability to serve the regional, super-regional, and enterprise customers in its footprint because it will fill in gaps within the regions it continues to serve.  See Rosston/Topper Supplemental Decl. ¶ 15.

24           Comcast-TWC Public Interest Statement at 85-98.

25           As Drs. Rosston and Topper note, the Exchange Transaction will not only accelerate the deployment of addressable advertising to the acquired Charter systems, but also provide advertisers with a larger pool of customers to target in certain regions.  Rosston/Topper Supplemental Decl. ¶ 19.

26           Comcast-TWC Public Interest Statement at 100-06.

27           Id. at 59-66, 106-26.

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It bears emphasis that Drs. Rosston and Topper find that the Divestiture Transactions do not alter their conclusions regarding the benefits of the Comcast-TWC transaction.28  Rather, they conclude that the increased scale and near-national presence afforded by the Comcast-TWC transaction will remain after the Divestiture Transactions, and, particularly when combined with the more contiguous (and efficient) regional service areas following the Divestiture Transactions, will enable the combined company to better serve its customers and be a more effective competitor than would a company with slightly more subscribers but a fragmented presence in more states.29

B.	The Exchange Transaction Will Result in No Public Interest Harms.

The Exchange Transaction raises no competitive concerns and poses no harm to the video, voice, or Internet services market.  As Drs. Rosston and Topper conclude, Comcast’s enhanced regional presence in certain geographic areas following the Exchange Transaction will not reduce competition in any relevant market and, in particular, will not cause competitive harm to the markets for video distribution, video programming, or the sale of video advertising.30

No Reduction in Consumer Choice for Video, Voice, or Internet Service. Because Comcast, TWC, and Charter serve distinct geographic markets and do not compete today, there will be no reduction in competitive choices for consumers or harm to the video, voice, or Internet

28           Rosston/Topper Supplemental Decl. ¶ 5.

29           As Drs. Rosston and Topper note, their original analysis already assumed divestitures of systems serving three million subscribers.  See id.

30           Id. ¶ 6.  Drs. Rosston and Topper also conclude that the Exchange Transaction does not alter the prior conclusions in their initial declaration regarding the lack of competitive concerns from the Comcast-TWC transaction.  Id.

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service markets as a result of the Exchange Transaction.31  The marketplace is highly competitive, and, post-transaction, consumers in the areas served by the acquired Charter systems will continue to have as many video, voice, and Internet providers to choose from as they do today.

No Vertical Integration Concerns.  The Exchange Transaction poses no vertical integration concerns.  In fact, Comcast will not acquire any additional national, Regional Sports Networks (“RSNs”), or broadcast programming assets and will actually reduce its programming interests as a result of the Divestiture Transactions.  Specifically, Comcast will divest seven TWC and two Comcast local programming networks as part of the Divestiture Transactions,32 and will obtain only three small local networks from Charter that are operated by the local cable systems Comcast will receive in the Exchange Transaction.33

No Harm to Video Distribution Market.  The Exchange Transaction will not increase Comcast’s ability or incentive to withhold or to demand higher prices for the retained Comcast-affiliated programming from rival MVPDs or OVDs.  Following the Divestiture Transactions

31           See id. ¶ 21.  While Comcast, Charter, and TWC serve distinct markets, approximately 2,800 Comcast residential or small- or medium-sized business customers are located in zip+4 areas where Charter serves residential or small-business customers (and the number of Charter customers is similar).  And there are approximately 1,500 TWC residential or small- or medium-sized business customers (and 790 Charter customers) located in zip+4 areas where Charter serves residential or small-business customers.  These customers are scattered across various 5-digit-zip areas, none of which has more than 260 customers, and it is quite possible that Comcast and Charter (and TWC and Charter) are not even providing overlapping services in some of these fringe areas but rather just have facilities within the same zip+4 area.  The overlap for all business services (Ethernet, backhaul, wholesale, voice, etc.), if any, is likely even lower.  As Comcast noted, the Commission has previously recognized that such de minimis overlaps are no cause for competitive concern.  See Comcast-TWC Public Interest Statement at 127 n.307.

32           The seven TWC networks are (i) Time Warner Cable SportsChannel (Cincinnati/Dayton); (ii) Time Warner Cable SportsChannel (Cleveland/Akron); (iii) Time Warner Cable SportsChannel (Columbus/Toledo); (iv) Time Warner Cable Live Radar (Columbus); (v) Time Warner Cable Local Weather (Cleveland/Akron); (vi) Time Warner Cable SportsChannel (Milwaukee, Green Bay); and (vii) cn|2 (Kentucky).  The two Comcast networks are the Comcast Television Network (Michigan) and Hoosier TV (Indiana).

33           These three networks are (i) Charter TV3 in Worcester, MA; (ii) a local origination channel in the Northwest covering Walla Walla, Richland, Pasco, and Kennewick WA; and (iii) Channel 101/188 in California.

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with Charter, Comcast will have approximately 29 million managed residential video customers – down from 33 million customers following the Comcast-TWC transaction – and its share of national MVPD customers will be approximately 29 percent.  Decreasing Comcast’s total number and national share of MVPD customers lessens any potential program access concerns from the Comcast-TWC transaction.34

Further, Comcast’s enhanced regional presence in a handful of markets will not raise competitive concerns with respect to access to Comcast-affiliated O&O broadcast stations.  The Exchange Transaction will lead to only modest increases in Comcast’s share of subscribers within the footprints of certain NBC and Telemundo O&O stations (ranging from less than a [[ ]] percent increase for certain O&Os to [[ ]] percent for other O&Os).35  As Drs. Rosston and Topper explain, serving these additional small numbers of subscribers will not increase Comcast’s incentive to undertake a foreclosure strategy against rival MVPDs or OVDs.  Even in areas where Comcast’s share increase is approximately [[ ]] percent, such as in the footprints of the Los Angeles, Dallas-Ft. Worth, and Hartford-New Haven NBC O&Os, these increases do not raise program access concerns.  A withholding strategy makes no economic sense for Comcast; it would result in lost licensing fees and advertising revenues, which would undermine the value of the O&O broadcast stations.36

Similarly, with respect to major league English-language RSNs that Comcast controls today or will control following the TWC transaction, the additional Charter systems that

34           See Rosston/Topper Supplemental Decl. ¶ 36; Comcast-TWC Public Interest Statement at 6-7, 25 (assuming divestitures of three million subscribers).

35           Specifically, Comcast is acquiring Charter systems in the DMAs of 5 of the 10 NBC O&Os and in the DMAs of 7 of the 17 Telemundo O&Os.  Rosston/Topper Supplemental Decl. ¶¶ 37, 42.

36           Id. ¶¶ 37-42.

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Comcast is acquiring will result in only a de minimis share increase of Comcast subscribers to all but arguably three such RSNs – Comcast SportsNet New England, Time Warner Cable SportsNet (in Los Angeles), and Comcast SportsNet Northwest.37  As Drs. Rosston and Topper conclude, Comcast’s increased subscriber share with respect to the first two RSNs (from {{ }} to {{ }} percent in New England, and {{}} percent (TWC’s current level) to {{}} percent in Southern California) do not make a withholding strategy against rival MVPDs more plausible.  And there can be no credible concern that Comcast’s acquisition of the Charter subscribers to Comcast SportsNet Northwest will cause Comcast to “withhold” the network from other MVPDs, since most MVPDs that serve the territory have chosen not to carry the network, despite its availability to all.  In any event, the Commission’s program access rules and the program access conditions in the NBCUniversal transaction further mitigate any potential local or regional competitive concerns.38

No Increase in Market Power in Program Acquisition and No Program Carriage Concerns.  The Exchange Transaction poses no competitive concerns regarding the acquisition or carriage of national or regional video programming.  First, the Exchange Transaction will not increase Comcast’s market power or ability or incentive to act anticompetitively against

37           Specifically, Comcast is acquiring Charter systems in the service areas of seven such Comcast-affiliated RSNs (one of which is also affiliated with TWC) and two such TWC-affiliated RSNs.  Rosston/Topper Supplemental Decl. ¶ 43.

38           Id. ¶¶ 44-49.  The NBCUniversal Conditions, which will apply to the acquired systems, provide MVPDs and OVDs the right to seek arbitration with respect to NBCUniversal RSNs, O&O broadcast stations, and NBCUniversal networks, in specific circumstances.  Applications of Comcast Corp., General Elec. & NBCUniversal, Inc. for Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion & Order, 26 FCC Rcd. 4238, App. A. § VII (2011).  Notably, however, NBCUniversal has successfully reached comprehensive commercial agreements with multiple MVPDs over the last three years, and not a single MVPD has submitted a program access dispute for arbitration.

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unaffiliated national programming.39  As noted above, following the Divestiture Transactions with Charter, Comcast’s share of national MVPD customers will be approximately 29 percent, slightly lower than the just-below-30 percent national share that would result from the Comcast-TWC transaction.40

While Comcast will have an expanded presence in several large DMAs, such as New York, Los Angeles, and Dallas-Ft. Worth (DMAs in which Comcast was already acquiring a number of TWC subscribers), this added presence will not provide Comcast with any significant increase in program purchasing power.41  Comcast and Charter do not compete for the purchase of programming in these DMAs, and, as such, the acquisition of certain Charter systems has no impact on the demand for programming (which, in any event, is a non-rivalrous good).42  Thus, Comcast’s slightly expanded presence in these DMAs does not alter competition and poses no competitive concern in program buying.43

Second, the Exchange Transaction will not increase Comcast’s market power or ability or incentive to act anticompetitively toward unaffiliated local or regional networks.  The modest

39           See Rosston/Topper Supplemental Decl. ¶ 23.

40           Comcast-TWC Public Interest Statement at 6-7, 25 (assuming divestitures of three million subscribers).  This lowered national market share is plainly below the national 30 percent cable ownership cap that the Commission twice failed to empirically justify as creating buyer power concerns and posing a threat to the viability of unaffiliated programming networks.  See Comcast Corp. v. FCC, 579 F.3d 1 (D.C. Cir. 2009); Time Warner Entm’t Co., L.P. v. FCC, 240 F.3d 1126 (D.C. Cir. 2001).

41           Drs. Rosston and Topper calculated that the Charter systems that Comcast will acquire will account for less than [[ ]] percent of MVPD customers in large DMAs like New York, San Francisco-Oakland-San Jose, Houston, and Seattle-Tacoma.  In other DMAs, the acquired Charter systems account for about [[ ]] percent or more of MVPD subscribers, including Dallas-Ft. Worth ([[ ]] percent), Boston ([[ ]] percent), Los Angeles ([[ ]] percent), Atlanta ([[ ]] percent), and other smaller DMAs.  Rosston/Topper Supplemental Decl. ¶ 25 & n.36.

42           As Comcast and Drs. Rosston and Topper previously explained, the extent of Comcast’s presence in a particular regional area, such as a DMA, is not particularly relevant to a competitive analysis.  Comcast-TWC Public Interest Statement at 139; Rosston/Topper Declaration ¶¶ 180-81 (“DMAs are Nielsen constructs for rating measurement purposes and do not constitute relevant antitrust markets.”).

43           Rosston/Topper Supplemental Decl. ¶ 24; see also Rosston/Topper Decl. ¶¶ 181-83.

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increases in customers served by Comcast in certain geographic areas will have no effect on the demand or supply for unaffiliated programming, and will not increase Comcast’s bargaining power.44  Rather, as Drs. Rosston and Topper conclude, Comcast has, and will have, every incentive to carry the unaffiliated content that customers demand in order to remain competitive with other MVPDs, and, if anything, competition among providers has increased the bargaining power of regional programmers.45

No Harm to Advertising Market.  Nor will the Exchange Transaction raise any competitive concerns in the sale of video advertising.  Comcast, TWC, and Charter do not compete today, and thus do not represent competing choices for advertisers seeking to reach a particular cable household.  The Exchange Transaction will not reduce choices for these advertisers; Comcast will continue to face the same number of advertising competitors in the acquired systems, including competition from other media such as online, radio, and print.  And as Drs. Rosston and Topper explain, the overlap of the acquired Charter systems with NBC or Telemundo O&Os in a handful of DMAs poses no competitive concerns regarding the local or regional advertising market.46

III.	THE EXCHANGE TRANSACTION IS FULLY CONSISTENT WITH THE COMMUNICATIONS ACT AND THE COMMISSION’S RULES.

The Exchange Transaction will not result in the violation of any provisions of the Communications Act or the Commission’s rules.  The combined company will be in full

44           Rosston/Topper Supplemental Decl. ¶¶ 25-27.

45           Id. ¶¶ 27-34.

46           Id. ¶¶ 50-53.

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compliance with the Commission’s various cross-ownership and multiple ownership rules, as well as the Commission’s channel occupancy rule.47

The Charter cable systems that Comcast is acquiring are subject to a waiver of the Commission’s integration ban rule that expires on April 18, 2015.48  Out of an abundance of caution, and to the extent necessary, Comcast requests that the Commission grant Comcast the benefit of the Charter Waiver Order through April 18, 2016.  This will give Comcast sufficient time to integrate such cable systems into Comcast’s network and migrate such systems to a security solution that comports with Comcast’s security plans across its footprint.

IV.	CONCLUSION

For the foregoing reasons, the Exchange Transaction will serve the public interest.  Applicants respectfully request that the Commission grant these applications expeditiously and provide for any other authority that the Commission deems necessary or appropriate to enable the Applicants to effectuate the proposed transaction.

June 4, 2014

47           Comcast verified compliance by surveying the line-ups for each of the acquired cable systems involved in the Exchange Transaction and confirmed that the percentage of unaffiliated channels exceeds 60 percent of channels in all these systems.

48           See Charter Commc’ns, Inc., Request for Waiver of Section 76.1204(a)(1) of the Commission’s Rules, Memorandum Opinion & Order, 28 FCC Rcd. 5212 (2013) (“Charter Waiver Order”).

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Appendix A

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DMAs/Markets Involved in Divestiture Transactions*

Comcast DMAs/Markets to SpinCo	Pre-Merger TWC DMAs/Markets to Charter	Charter DMAs/Markets to Comcast
Bowling Green, KY	Bowling Green, KY	New York, NY
Champaign&Springfield-Decatur, IL	Columbus, OH	Boston, MA
Chicago, IL	Lexington, KY	Springfield-Holyoke, MA
Cincinnati, OH	Louisville, KY	Hartford & New Haven, CT
Dayton, OH	Northern, KY (Cincinnati DMA)	Other New York and New England
Detroit, MI	Evansville, IN	Los Angeles, CA
Evansville, IN	Northeast Ohio (Cleveland; Erie, PA)	Santa Barbara, CA
Flint-Saginaw-Bay City, MI	Mid Ohio (Columbus, Toledo)	Sacramento, CA
Ft. Wayne, IN	Southwest Ohio (Cincinnati, Dayton)	Other CA
Grand Rapids-Kalmzoo-B.Crk, MI	Ironton, OH	Atlanta, GA
Indianapolis, IN	Wisconsin	Macon, GA
Lafayette, IN	Evansville, IN (Non Insight)	Charlotte, NC
Lansing, MI	Terre Haute, IN	Raleigh, NC
Louisville, KY	Richmond, KY	Greenville, NC
Nashville, TN	New Wave West (KY)	Other NC
Paducah-Cape Girard-Harsbg, KY	New Wave East (KY)	Eugene / Other Oregon
South Bend-Elkhart, IN	Madison, KY	Seattle, WA
Terre Haute, IN	Dothan, AL	Yakima, WA
Toledo, OH		Spokane, WA
Birmingham (Ann, Tusc), AL		Dallas, TX
Chattanooga, TN		Houston, TX
Dothan, AL**		Norfolk, VA
Green Bay-Appleton, WI		Nashville, TN
Huntsville-Decatur (Flor), AL		Jackson, TN
Minneapolis-St. Paul, MN		Richmond, VA
Mankato, MN		Salisbury, MD
Mobile, AL		Memphis, TN
Tri-Cities, TN-VA		Knoxville, TN

* May include only a portion of the cable operator's existing service area in a particular DMA/market and in many instances a DMA/market includes communities beyond the primary state's borders.

**Includes Clayton, AL that is in the Columbus, GA DMA.

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An Economic Analysis of the Proposed
Comcast Divestiture Transactions with Charter

June 4, 2014

Gregory L. Rosston
Michael D. Topper

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Table of Contents

I.	Introduction and Assignment			1
II.	Summary of Opinions			2
III.	Competitive Benefits and Efficiencies			3
	A.	National Economies of Scale		3
	B.	Economies of Scale at the Regional Level		4
	C.	Expanded Geographic Reach		7
	D.	Sharing of Complementary Technologies and Services		8
IV.	The Divestiture Transactions Raise No Video Programming Competitive Concerns			9
	A.	No Competitive Concerns in Video Distribution		9
	B.	No Competitive Concerns in the Acquisition or Carriage of Video Programming		9
		1.	No Competitive Concerns in Program Acquisition	9
		2.	No Program Carriage Concerns Arising from the Divestiture Transactions	12
	C.	No Competitive Concerns in the Sale of Video Programming		13
		1.	NBC O&Os	14
		2.	Telemundo O&Os	15
		3.	Comcast and TWC RSNs	15
V.	No Competitive Concerns in the Sale of Video Advertising			17

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I.	Introduction and Assignment

1.           On April 8, 2014, we filed a report (the “April Report”) analyzing potential benefits and video/advertising competition issues related to the Comcast – Time Warner Cable Inc. (“TWC”) transaction (the “TWC transaction”).1  In that report, our analyses assumed that systems serving approximately three million video customers would be divested, but without knowing the specifics of the scope and locations of divestitures, and without accounting for any system exchanges.

2.           In this report, we have been asked by counsel for Comcast Corporation (“Comcast”) to supplement our analyses to account for an April 25, 2014 agreement between Comcast and Charter Communications (“Charter”) on a series of transactions, under which Comcast, conditional on the completion of the proposed TWC transaction, will divest systems serving a net of approximately 3.9 million video customers to Charter and to a newly formed, independent, publicly traded company.  Specifically, the divestiture will be implemented through three separate transactions (jointly, the “divestiture transactions”):  (1) Comcast will sell systems to Charter that currently serve approximately 1.5 million TWC subscribers; (2) Comcast will transfer to Charter systems serving approximately 1.5 million existing TWC subscribers and in return acquire from Charter systems serving approximately 1.6 million existing Charter subscribers; and (3) Comcast will spin off systems that serve approximately 2.5 million existing Comcast subscribers to a new, independent, publicly traded cable company (“SpinCo”) that will be partially owned by Charter, but in which Comcast will have no ownership interest or management role.

3.           Following the TWC transaction and the divestiture transactions, Comcast will have approximately 29 million MVPD customers – less than 29% of MVPD customers nationally.  In the divestiture transactions, Comcast will primarily divest its and TWC’s cable systems in Alabama, Indiana, Kentucky, Michigan, Minnesota, Ohio, Tennessee, and Wisconsin, including all of Comcast’s cable systems in Detroit, Minneapolis-St. Paul, and Indianapolis, and all of TWC’s cable systems in Cleveland, Columbus, Cincinnati, and Lexington.  The combined

1   Declaration of Gregory L. Rosston and Michael D. Topper, April 8, 2014.

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company will acquire certain Charter cable systems, primarily in California, Georgia, Maryland, New England, New York, North Carolina, Oregon, Tennessee, Texas, Virginia, and Washington.  In addition, certain TWC local/regional programming networks will be divested to Charter,2 certain Comcast local/regional programming networks will be divested to SpinCo,3 and Comcast will acquire a small amount of local programming from Charter.4

4.           Our qualifications and curricula vitae are included in our April Report.

II.	Summary of Opinions

5.           The divestiture transactions do not change the conclusions in our April Report that the TWC transaction will generate significant competitive benefits and efficiencies.  We explained that these efficiencies will arise from the ability to extend national fixed cost investments such as research and development across a larger overall customer base.  Since our analysis of the TWC transaction accounted for the divestiture of systems, the announced divestiture transactions will not reduce those benefits; in fact, additional competitive benefits and efficiencies will flow from the increased regional clustering provided by the divestiture transactions.  In particular, the divestiture transactions will maintain and enhance the benefits described in our April Report:

•
Comcast customers (including the new customers it obtains from Charter) will realize the benefits of national economies of scale, sharing of current complementary technologies and services, and expanded geographic reach identified in our April Report because the divestitures are only slightly larger than the level we assumed.

•
By expanding its contiguous service areas in certain regions, Comcast will be able to achieve efficiencies from geographic clustering.  Economies of scale at the regional level should lead to greater efficiencies in network infrastructure and upgrades; in operational, marketing, and administrative functions; and in customer service.

•
After the divestiture transactions, Comcast will expand its contiguous service areas in certain regions, which will allow the benefits of expanded geographic reach described in our April Report to extend more broadly in those regions, including allowing Comcast to serve more regional businesses on its own network.  This, in turn, will

2 The TWC networks to be divested to Charter include Time Warner Cable SportsChannel (Cincinnati/Dayton), Time Warner Cable SportsChannel (Cleveland/Akron), Time Warner Cable SportsChannel (Columbus/Toledo), Time Warner Cable Live Radar (Columbus), Time Warner Cable Local Weather (Cleveland/Akron), Time Warner Cable SportsChannel (Milwaukee, Green Bay), and cn|2 in Kentucky.
3 Comcast Television Network (Michigan) and Hoosier TV (Indiana).
4 Charter TV3 in Worcester, MA; a local origination channel in the state of Washington; and Channel 101/181 in central California.

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lead to lower prices and improved service for business customers; and additional investments spurred by new business opportunities will redound to residential customers’ benefit as well. Expansion of its contiguous service areas will also provide Comcast a greater incentive to provide its customers with a more extensive network of Wi-Fi access points.

6.           In our April Report, we concluded that the TWC transaction does not raise any competition concerns in video distribution, programming acquisition or selling, or video advertising.  The divestiture transactions do not change those conclusions:

•
At the national level, the divestiture transactions will reduce Comcast’s national share of MVPD customers.  This reduction in national share does not raise any competitive concerns for video distribution, program buying, program selling, or video advertising, especially since the TWC transaction raises no competitive concerns for these services.

•
In certain geographic regions, the divestiture transactions will lead to modest increases in customers served by the combined company.  As we demonstrate further below, this additional clustering does not raise competitive concerns for video distribution, program buying, program selling, or video advertising in any region.

III.	Competitive Benefits and Efficiencies

7.           The divestiture transactions do not fundamentally change the transaction-specific efficiencies arising from the TWC transaction.  As we described in our April Report, those efficiencies primarily stem from three economic mechanisms:  national economies of scale, expanded geographic reach, and sharing of current complementary technologies and services.  All of these mechanisms still apply, and the divestiture transactions provide an additional, related economic mechanism by which Comcast will realize efficiencies, namely, economies of scale at the regional level.

A.	National Economies of Scale

8.           Following the divestitures, the combined company will retain sufficient scale nationally to realize the economies of scale discussed in our April Report, which assumed a divestiture of systems serving three million subscribers nationwide.5  While the divestiture transactions involve a net reduction of approximately 3.9 million customers nationally, the difference of 0.9 million

5 Rosston-Topper April Report, ¶¶ 44–57.

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from the level we assumed is just 3% of the combined company’s total customer base and will not materially change the scale efficiencies we identified.  The increase in Comcast’s subscriber base after the TWC and divestiture transactions will justify greater fixed cost investment in research and development.  As we discussed, increased investment will lead to more advanced services being introduced more rapidly.6

B.	Economies of Scale at the Regional Level

9.           In addition to the substantial benefits from national economies of scale described in our April Report, the acquisition of contiguous systems from Charter will allow Comcast to achieve further efficiencies from geographic clustering in certain regions, which in turn should bring additional benefits to customers.  These economies of scale at the regional level include efficiencies in network infrastructure and upgrades; in operational, marketing and administrative functions; and in customer service.7  We discuss each of these areas of benefits in more detail below.

10.           In order to provide advanced services to customers (e.g., digital cable, DOCSIS 3.0/3.1), Comcast incurs large fixed costs.  As discussed in our April Report, additional subscribers across the country make such fixed cost investments more profitable.8  Comcast must also incur fixed costs at the regional level for local network infrastructure and other equipment.9  Comcast can more readily justify making these regional fixed cost investments only when there is a sufficiently large potential customer base in a region to use these services.  Because enabling

6 Rosston-Topper April Report, ¶¶ 44–57.
7 The economic benefits of regional economies of scale have been recognized by the Commission in previous cable transactions and Commission proceedings.  See, e.g., Applications Filed for the Transfer of Control of Insight Communications Company, Inc. to Time Warner Cable, Inc., Memorandum Opinion and Order, 26 FCC Rcd. 497 (2012), ¶ 24; Implementation of Section 3 of the Cable Television Consumer Protection and Competition Act of 1992 Statistical Report on Average Rates for Basic Service, Cable Programming Service, and Equipment, Report on Cable Industry Prices, 24 FCC Rcd. 259 (2009), ¶ 28; Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Thirteenth Annual Report, 24 FCC Rcd. 542 (2009), ¶ 180; Adelphia Communications Corporation – Time Warner Cable Inc. Transfer, Memorandum Opinion and Order, 21 FCC Rcd. 8203 (2006), ¶ 271; Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Tenth Annual Report, 24 FCC Rcd. 542 (2004), ¶ 132; Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Eighth Annual Report, 17 FCC Rcd. 1244 (2002), ¶ 140; Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Sixth Annual Report, 15 FCC Rcd 978 (2000), ¶ 162; Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifth Annual Report, 13 FCC Rcd. 24284 (1998), ¶ 144; Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Second Annual Report, 9 FCC Rcd. 7442 (1994), ¶¶ 152–3.
8 Rosston-Topper April Report, ¶¶ 44–57.
9 Interview with John Schanz (Executive Vice President and Chief Network Officer, Comcast Cable).

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advanced services at the regional level requires fixed costs that can be spread over more customers, it will be cost-effective for Comcast to provide its advanced services to customers in areas where it will be extending its existing footprint.10  For example, in the New England region, Comcast will be able to use its existing regional infrastructure to serve the Charter systems it acquires in Massachusetts, New Hampshire, and Connecticut.11  Comcast will be able to leverage a variety of regional assets to serve the acquired systems:  video-on-demand (“VOD”), local channel acquisition, and video multicast infrastructure; high-speed data infrastructure, including DNS, DHCP, and DOCSIS provisioning; backbone access to regional fiber rings; regional fiber rings (last-mile), including routers and optics; voice infrastructure; and billing, care, and provisioning infrastructure.12

11.           In addition, by expanding its footprint regionally, Comcast will be better able to leverage its new investments in regional equipment and will therefore be more likely to undertake such investments.  For example, the increased clustering of systems in certain regions should allow Comcast to deploy services like Cloud DVR, which Comcast is just starting to roll out, more widely.  Deploying Cloud DVR requires investment at the regional level, including purchasing and installing network infrastructure and for transcoding the full channel lineup (particularly the local broadcast channels).13  These investments are essentially fixed costs at the regional level, as they need to be undertaken regardless of the number of customers being served in the region.  Because additional clustering will increase the number of Comcast’s customers in certain regions, it will enable Comcast to spread the fixed regional investments over a larger customer base and thus reduce Comcast’s per-customer cost.  Increased clustering should therefore lead to more and/or more accelerated provision of advanced services to systems that previously were not large enough to readily justify such investment.14

12.           Moreover, the acquisition of Charter systems should generate efficiencies in certain customer service and retail operations.  With the addition of contiguous Charter systems, Comcast will have more clustered customers in some areas and will be able to optimize the

10 Interview with John Schanz (Executive Vice President and Chief Network Officer, Comcast Cable).
11 Interview with Kevin McElearney (Senior Vice President of Network Engineering, Comcast Cable).
12 Interview with Kevin McElearney (Senior Vice President of Network Engineering, Comcast Cable).
13 Interview with Marcien Jenckes (Executive Vice President, Consumer Services, Comcast Cable).
14 Interview with John Schanz (Executive Vice President and Chief Network Officer, Comcast Cable).

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location of service centers and retail stores to best serve those clusters of customers.15  This clustering should bring Comcast’s technicians and truck fleets potentially closer to its customers to support greater customer density, which may reduce drive times as well as fuel and maintenance costs.16  By increasing the efficiency of Comcast’s technicians (allowing them to provide more service in a given time period, with potentially less drive time), clustering should allow Comcast to provide customer service at somewhat lower cost and possibly improve customer satisfaction.17  Comcast should also be able to provide better service to multi-location business customers in the regions where it will have clusters of subscribers because it will be able to serve more of those customers’ regional locations on its own network and through its own network operations centers.18

13.           Comcast should also be able to market its services more effectively and efficiently by clustering in certain regions.  By increasing its footprint within certain Designated Market Areas (“DMAs”), the divestiture transactions allow Comcast to be more efficient in media placement and media buying and to reduce creative production and agency fees.19

14.           Comcast’s new footprint will enable the combined company to buy advertising on local broadcast television stations, local radio, or other regional advertising platforms more efficiently because more of the viewers of Comcast’s ads will be passed by Comcast cable and therefore be potential customers.20  For example, Comcast has not been able to market its services efficiently via local broadcast television or local radio in DMAs where it has had a small footprint (e.g., Toledo, OH, where it has only [[]]% of the MVPD subscribers).21  By contrast, Comcast has been able to use local broadcast television and local radio as effective marketing methods in DMAs where its footprint covers a much larger portion of the DMA (e.g., Chicago, where it serves

15 Interview with Greg Butz (Executive Vice President, Sales and Marketing Operations, Comcast Cable).
16 Interview with John Schanz (Executive Vice President and Chief Network Officer, Comcast Cable).
17 Interview with John Schanz (Executive Vice President and Chief Network Officer, Comcast Cable).
18 Interview with Kevin O’Toole (Senior Vice President and General Manager, New Business Solutions, Comcast Cable).
19 Interview with Greg Butz (Executive Vice President, Sales and Marketing Operations, Comcast Cable).
20 Interview with Greg Butz (Executive Vice President, Sales and Marketing Operations, Comcast Cable).
21 SNL Kagan, “MVPD Subscribers in Q4 2013.”

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[[]]% of the MVPD subscribers).22  Clustering its systems will increase the efficiency of using DMA-wide advertising.23

C.	Expanded Geographic Reach

15.           As we described in our April Report, the increase in geographic reach afforded by the TWC transaction increases Comcast’s ability to serve customers whose needs span the existing geographic footprints of Comcast and TWC.  After the divestiture transactions, Comcast will have a more extensive footprint in certain regions, and will no longer operate in other regions.24  The divestiture transactions will allow Comcast to provide more benefits of expanded geographic reach to customers in those areas where it will have a more extensive footprint.

16.           As we discussed in our April Report, business customers and potential business customers stand to benefit from the expanded geographic reach of the combined company.25  In particular, Comcast’s larger footprint will allow it to serve more businesses on its own network and thereby likely (1) offer lower prices through reduced costs and reduced double marginalization, and (2) provide higher quality, more consistent service.26  Following the divestiture transactions, Comcast will be able to provide these benefits to business customers, particularly to businesses whose locations are concentrated in regions where Comcast will have an increased footprint.  In these regions, Comcast will have more complete coverage and therefore will be able to serve more regionally concentrated businesses “on net” than it could absent the divestiture transactions.27

17.           For example, a regional healthcare provider, such as an MRI provider, with multiple locations in the greater Boston area would benefit from having more locations served by Comcast “on net,” likely leading to a lower cost and higher quality, and more consistent

22 SNL Kagan, “MVPD Subscribers in Q4 2013.”
23 In addition, Comcast may be able to reduce creative production and agency fees by concentrating its advertising efforts and in some cases reducing or foregoing separate digital and direct mail advertising campaigns.
24 As discussed in Section I, the combined company (i) will have a more extensive footprint primarily in California, Georgia, Maryland, New England, New York, North Carolina, Oregon, Tennessee, Texas, Virginia, and Washington; (ii) will no longer have a presence in Minnesota or Wisconsin; and (iii) will have a greatly reduced and only de minimis remaining presence in Alabama, Indiana, Kentucky, Michigan, and Ohio.
25 Rosston-Topper April Report, ¶¶ 122–133.
26 Rosston-Topper April Report, ¶¶ 127–131.
27 As discussed in our April Report, Comcast will be able to use its larger geographic reach and additional economies of scale to provide more attractive services for enterprise customers.  Rosston-Topper April Report, ¶¶ 122–138.  The divestiture transactions do not change this conclusion.

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service.28  Similarly, a restaurant franchisee with multiple locations in and around Atlanta should benefit from being able to have more of those franchises served on Comcast’s network.29

18.           Residential consumers should also benefit from the expansion of contiguous service areas in certain regions.  For example, the acquisition of Charter systems will give Comcast a greater incentive to invest in creating a more expansive Wi-Fi network in those regions.30  Post-transactions, Comcast will internalize the benefits of increased Wi-Fi availability in a way that Comcast on its own, TWC on its own, and Charter on its own do not when considering whether to invest in their own Wi-Fi networks.  As discussed in our April Report, each company only considers the benefits to its own customers when making Wi-Fi investments and does not take into account the potential value to customers from the other company’s adjacent systems.  The divestiture transactions will give Comcast greater incentive to invest in Wi-Fi networks for customers who travel within regions in which it has a more extensive footprint.31  In addition to the increased investment incentives, Comcast customers will benefit from gaining access to Wi-Fi access points that Comcast likely will deploy in the additional service areas Comcast is acquiring from Charter, and thus customers across Comcast’s expanded service area will enjoy more ubiquitous Wi-Fi coverage.

D.	Sharing of Complementary Technologies and Services

19.           The divestiture transactions should not affect the ability of the combined company to share current Comcast and TWC complementary technologies and services across its footprint.  Indeed, it will allow Comcast to bring the combined company’s best technology and services to customers in the systems acquired from Charter.  For example, Comcast will be able to bring its industry-leading technologies and services, including its X1 interface and VOD library, as well as complementary technologies provided by TWC, to those customers.32  Advertisers will also

28 Examples in this paragraph from interview with Kevin O’Toole (Senior Vice President and General Manager, New Business Solutions, Comcast Cable).
29 On the other hand, businesses with locations in areas where Comcast is divesting systems will likely have fewer of their locations in areas served by Comcast’s network.  However, the divested areas complement Charter’s and SpinCo’s post-transaction footprints, and Charter and SpinCo should thus be better situated to serve multi-location businesses in those areas.
30 Rosston-Topper April Report, ¶¶ 96–99.
31 Rosston-Topper April Report, ¶¶ 96–99.
32 As part of the divestiture transactions, Comcast will be acquiring systems from Charter that currently may not be equipped for certain advanced services.  However, the specialized knowledge brought by Comcast (and TWC) to the

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likely benefit from the accelerated deployment of addressable advertising on the transferred Charter systems, providing them with one-stop shopping for a consistent addressable product covering a larger pool of customers to target in certain regions.33

IV.	The Divestiture Transactions Raise No Video Programming Competitive Concerns

20.           In our April Report, we showed that the TWC transaction did not raise any competitive concerns regarding video distribution, program acquisition, or program selling.  In this section, we update our evaluation to address the divestiture transactions.  As shown below, the combination of the TWC transaction and the divestiture transactions does not create any competitive concerns relating to video programming.

A.	No Competitive Concerns in Video Distribution

21.           Comcast, TWC, and Charter do not compete against one another for MVPD customers in any geographic area because their cable franchise areas do not overlap.  As a result, the divestiture transactions, just like the TWC transaction, will not affect MVPD competition – after the transactions, the combined company’s cable systems will continue to face the same competition from DBS, telco, and other MVPD providers (as well as OVDs) as they do now.

B.	No Competitive Concerns in the Acquisition or Carriage of Video Programming

1.	No Competitive Concerns in Program Acquisition

22.           In our April Report, we showed that after the TWC transaction, Comcast will have the same economic incentive and business need to acquire and distribute programming of interest to its MVPD customers to compete with other distributors, that content providers will continue to be able to sell their programming to a large open field besides Comcast, and that Comcast will transactions should speed up the deployment of advanced services to residential and business customers in the systems acquired from Charter.  Rosston-Topper April Report, ¶ 66.
33 Interview with Hank Oster (Senior Vice President, General Manager, Comcast Spotlight).  Addressable advertising allows marketers to replace geographic zone targeting with advertising targeted to individual households based on demographics and other household-specific characteristics.  Rosston-Topper April Report, ¶¶ 154–156.

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not gain market power in program buying.34  The divestiture transactions do not change these conclusions for either national or regional programming.

a)	National Programming

23.           The divestiture transactions involve a net divestiture of systems serving approximately 3.9 million video customers from the combined company to Charter or SpinCo, which would reduce Comcast’s national share of MVPD customers to less than 29%, lower than the just below-30% national share that would result from the TWC transaction (with divestitures of three million subscribers) and that we analyzed in our April Report.  Thus, the divestiture transactions do not change the conclusion that Comcast will not gain market power in acquiring national programming.

24.           Some parties have expressed concern about Comcast’s presence in top DMAs.  Comcast will acquire Charter’s cable systems in several large DMAs such as New York, Los Angeles, and Dallas-Ft. Worth where Comcast will also acquire TWC cable systems.  However, as discussed in our April Report, an expanded presence in such areas will not change the combined company’s need to acquire programming in these DMAs or the value to a programming supplier of reaching a Comcast, TWC, or Charter subscriber in these DMAs, and so will not give Comcast any incremental market power in program buying.35  Additionally, Comcast will divest all of its and TWC’s systems in three of the top 20 DMAs – Minneapolis-St. Paul, Cleveland-Akron, and Detroit – which means the combined company will have a footprint in 16 of the top 20 DMAs, the same as the number prior to the TWC transaction (although not the same 16 DMAs).  Similar to our discussion of the TWC transaction, the divestiture transactions will not cause any change in competition in the top DMAs, ensuring that there is no competitive concern in program buying.

1 Rosston-Topper April Report, ¶¶ 176–198.
2 Rosston-Topper April Report, ¶¶ 180–184.

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b)	Regional Programming

25.           The divestiture transactions will have no or only a very small effect on the combined company’s share of MVPD customers in most of the DMAs where the combined company will have cable systems post-transactions.36  In some DMAs where Comcast or TWC operate cable systems, the acquired Charter systems account for a non-trivial share of the MVPD customers.  For example, the Charter systems that Comcast will acquire account for about [[]]% or more of the MVPD subscribers in Los Angeles ([[]]%), Boston ([[]]%), Dallas-Ft. Worth ([[]]%), Atlanta ([[]]%), and a number of smaller DMAs.

26.           The increased shares of MVPD customers served by the combined company in these DMAs do not affect the demand or supply of regional programming because Charter, Comcast, and TWC do not compete for customers or programming, and content providers can sell the same programming to all three distributors with near-zero incremental cost.37  Comcast’s increased shares within these DMAs increase the stakes in negotiation for both Comcast and programmers and do not improve Comcast’s relative bargaining leverage anticompetitively.38

27.           Moreover, competition among distributors has increased the bargaining power of regional programming providers.  Big 4 broadcast stations (both owned and operated stations (“O&Os”) and affiliates) and RSNs have significant negotiating leverage even if Comcast accounts for a significant share of the MVPD subscribers in their footprint.  In addition, some regional programmers, including broadcast station groups (such as Sinclair, Nexstar, Media General, Gray Television, and Gannett) and RSNs have footprints that cover multiple DMAs.  For those regional programmers, the combined company’s share increase in a particular DMA does not represent its share in the programmer’s entire footprint, which may be smaller.

36 For example, in large DMAs like New York, San Francisco-Oakland-San Jose, Houston, and Seattle-Tacoma, the Charter systems that Comcast will acquire account for less than [[]]% of the MVPD customers in each DMA.  See SNL Kagan, “MVPD Subscribers in Q4 2013”; Comcast, “DMAs/Markets Involved in Divestiture Transactions.”
37 Rosston-Topper April Report, ¶¶ 176–179.
38 Rosston-Topper April Report, ¶¶ 189–192.

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2.	No Program Carriage Concerns Arising from the Divestiture Transactions

28.           In our April Report, we analyzed the potential for vertical program carriage concerns arising from the TWC transaction, and concluded that the vigorous competition Comcast faces in the upstream (video programming) and downstream (video distribution) markets means an anticompetitive program carriage foreclosure strategy targeting non-affiliated programming would likely not be profitable – it would likely lead to some customers leaving Comcast while bringing little benefit to Comcast/NBCUniversal or TWC-affiliated programming.39

29.           The divestiture transactions reduce the number of Comcast subscribers nationally to slightly below the level we assumed in our April Report and do not increase the number of national programming networks owned by Comcast.  Under these circumstances, there are no new program carriage concerns regarding national programming arising from the divestiture transactions.

30.           The divestiture transactions involve the de minimis transfer of only three local origination channels from Charter to the combined company.40  There are no program carriage concerns related to this very minimal programming being acquired from Charter.

31.           We next consider whether Comcast’s acquisition of Charter systems in some areas would increase Comcast’s incentive and ability to discriminate against competitors of Comcast’s or TWC’s affiliated programming services in those areas.

32.           As discussed earlier, in most DMAs where Comcast is acquiring Charter systems, the Charter systems account for a small share of MVPD customers.  In many of the remaining DMAs where Charter has a non-trivial share of MVPD customers (e.g., Atlanta, where Charter has an [[]]% share), Comcast does not offer any significant affiliated regional programming such as NBC O&Os or RSNs showing major professional sports.  Even in those DMAs where Comcast offers affiliated regional programming and the divestiture transactions will increase Comcast’s share of MVPD customers by a non-trivial amount, it would be unprofitable for

39 Rosston-Topper April Report, ¶¶ 199–210.
40 Charter TV3 in Worcester, MA; a local origination channel in Washington state; and Channel 101/181 in central California.

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Comcast to foreclose non-affiliated regional programming in light of the strong competition that Comcast faces in both upstream programming and downstream MVPD service.

33.           As discussed in our April Report, Comcast’s affiliated programming faces strong competition for viewers and advertisers from other non-affiliated regional (and national) programming.  If Comcast were to deny carriage to a particular cable network, Comcast’s affiliated networks would continue to compete for viewers, advertisers, and programming with a wide variety of non-affiliated competitive programming.  In addition, denying carriage to non-affiliated programming with the ability to attract and retain subscribers would hurt Comcast’s MVPD services, especially where it has a significant share of MVPD subscribers and risks losing more of them.  Thus, there would unlikely be enough of a viewership increase for Comcast/NBCUniversal programming to offset the lost profits from customers that Comcast would lose to other MVPDs due to its not carrying the targeted non-affiliated programming.

34.           In addition, the Commission’s existing program carriage rules continue to apply and can address any competitive concerns.

C.	No Competitive Concerns in the Sale of Video Programming

35.           Because the divestiture transactions involve only a de minimis transfer of programming to Comcast, they do not increase Comcast’s market power in selling programming.

36.           Moreover, the divestiture transactions do not change the conclusion that the TWC transaction will not increase Comcast’s incentive or ability to withhold its programming from other MVPDs or OVDs or to charge higher prices for MVPDs or OVDs to access Comcast’s programming.  By slightly decreasing Comcast’s national share of MVPD customers, the divestiture transactions in fact lessen any program access concerns related to national programming provided to MVPDs or OVDs.  In this section we analyze the competitive effects of the divestitures on the sale of regional programming, including retransmission consent for NBC and Telemundo O&O stations and affiliation agreements for Comcast- or TWC-affiliated RSNs.

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1.	NBC O&Os

37.           Comcast will acquire Charter systems in the footprints of five of the 10 NBC O&Os (New York, Los Angeles, San Francisco-Oakland-San Jose, Dallas-Ft. Worth, and Hartford-New Haven).  Of the five, Comcast will gain less than [[]]% of MVPD customers from the divestiture transactions in the footprint of the New York and San Francisco-Oakland-San Jose O&Os.41

38.           While Comcast’s MVPD share increase in the footprint of the Los Angeles, Dallas-Ft. Worth, and Hartford-New Haven NBC O&Os is somewhat higher (around [[]]% to [[]]%), the increase in those DMAs does not raise program access concerns.42

39.           First, retransmission consent agreements for O&O stations are typically negotiated as a group for all relevant O&Os within an MVPD’s footprint.  For example, DirecTV’s and Dish’s footprints include all 10 DMAs with NBC O&Os, and the acquisition of Charter systems will increase Comcast’s share among MVPD subscribers across these 10 DMAs by only [[]]%.43  Similarly, for AT&T and Verizon, whose footprints include eight and six DMAs with NBC O&Os, respectively, acquisition of Charter systems will only increase Comcast’s shares among MVPD subscribers across these eight and six DMAs by [[]]% and [[]]%, respectively.44

40.           Given these limited share changes, the acquisition of Charter systems would not allow Comcast to capture a significantly higher share of any switchers who would leave an MVPD if, hypothetically, Comcast withheld NBC O&O’s programming from the MVPD.  So the acquisition of Charter systems will not raise program access foreclosure concerns related to NBC O&Os for Comcast’s direct competitors.45

41.           Even if an MVPD’s negotiation were limited to the footprint of a single NBC O&O, the acquisition of Charter systems would not raise program access concerns.  As shown in our April

41 Share calculations in the next three paragraphs are based on SNL Kagan data, informed by Comcast, “DMAs/Markets Involved in Divestiture Transactions.”
42 After the TWC transaction and divestiture transactions, the combined company’s MVPD share will be [[]]% in the Los Angeles DMA, [[]]% in the Dallas-Ft. Worth DMA, and [[]]% in the Hartford-New Haven DMA.
43 After the TWC transaction and divestiture transactions, the combined company’s MVPD share across the 10 DMAs with NBC O&Os will be [[]]%.
44 After the TWC and divestiture transactions, the combined company’s MVPD share across the eight DMAs served by AT&T will be [[]]%, and its MVPD share across the six DMAs served by Verizon will be [[]]%.
45 The divestiture transactions also do not affect Comcast’s incentives or ability to withhold NBC O&O programming from other cable companies.  Since Comcast does not compete with these companies, it has no incentive to foreclose them from NBC O&O programming to benefit its cable business.

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Report, denying an MVPD access to NBC O&O stations has become increasingly costly due to the increasing retransmission consent fees and substantial advertising revenues generated by the O&Os.46  Therefore, temporarily or permanently foreclosing an MVPD access to an NBC O&O would risk damaging the economic value of the station and even the network, which gives Comcast a disincentive to pursue such a strategy.

2.	Telemundo O&Os

42.           Comcast will acquire Charter systems in the footprint of seven of the 17 Telemundo O&Os and those systems account for a minimal or modest share of the MVPD customers in the stations’ footprint.47  As discussed in our April Report, Telemundo O&Os have much smaller viewership than NBC O&Os and face strong competition from other Spanish language programming such as Univision.  Thus, there is no program access concern related to these Telemundo O&Os.

3.	Comcast and TWC RSNs

43.           Comcast will acquire Charter systems in the territories of seven Comcast-affiliated RSNs (one of which is also affiliated with TWC) and two TWC-affiliated RSNs offering major professional sports programming in English.48  Charter accounts for little, if any, share of the subscribers of Comcast SportsNet Bay Area, Comcast SportsNet California, Comcast SportsNet Mid-Atlantic, Comcast SportsNet Houston, and SportsNet New York, and in particular Charter accounts for little, if any, share of the subscribers in the core of the footprint of these RSNs.49

44.           Charter customers account for about {{}}% of Comcast SportsNet Northwest’s subscribers, and Comcast and Charter customers account for almost all of its subscribers, while

46 Rosston-Topper April Report, ¶¶ 219–220.
47 Charter systems account for less than [[]]% of the MVPD customers in New York, San Francisco-Oakland-San Jose, and Houston; less than [[]]% in Fresno-Visalia; and around [[]]% to [[]]% in Los Angeles, Dallas-Ft. Worth, and Boston.
48 The seven Comcast-affiliated RSNs are Comcast SportsNet Bay Area, Comcast SportsNet California, Comcast SportsNet New England, Comcast SportsNet Mid-Atlantic, Comcast SportsNet Houston, Comcast SportsNet Northwest, and SportsNet New York (in which both Comcast and TWC have minority interests).  The two TWC-affiliated RSNs are Time Warner Cable SportsNet (Los Angeles) and SportsNet LA.  TWC provides certain services to SportsNet LA but does not own any interest in the RSN (it is 100% owned by the Dodgers).
49 Interview with John Ruth (CFO, Comcast SportsNet).  The low subscribership to these RSNs among Charter systems shows that the programming is either not accessible to the Charter systems in the area or not critical for competition in the footprint of the Charter systems.

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neither DBS provider and none of the major telco MVPDs in Comcast SportsNet Northwest’s territory have chosen to carry it.50  Since these competing MVPDs do not carry Comcast SportsNet Northwest today, the acquisition of additional subscribers in Comcast SportsNet Northwest’s territory does not support a theory that Comcast will have greater incentive to “deny” access to the network.  Thus, the divestiture transactions raise no program access concern related to Comcast SportsNet Northwest.

45.           Charter customers account for {{}}% of Comcast SportsNet New England’s subscribers, and the acquisition of Charter systems will increase the combined company’s share among the RSN’s subscribers from about {{}}% to about {{}}%.51  The incremental effect of acquiring the Charter systems is modest and does not significantly increase the number of homes passed by the combined company in the Comcast SportsNet New England footprint.  Thus, the divestiture transactions do not significantly increase the number of subscribers the combined company could potentially attract from another MVPD by denying it access to Comcast SportsNet New England.

46.           Similarly, for Time Warner Cable SportsNet, the divestiture transactions will increase the combined company’s share of the RSN’s subscribers from about {{}}% to about {{}}%.52  This modest increase does not significantly increase the incentive to deny a competing MVPD access to Time Warner Cable SportsNet.

47.           Because the combined company will have no ownership interest in SportsNet LA, it will not be in a position to sacrifice the interests of the RSN to benefit the combined company’s MVPD service.  Thus, there is no transaction-specific program access concern related to SportsNet LA.

48.           In addition, as noted in our April Report, broad distribution is important for Comcast’s and TWC’s RSNs, as affiliate fees account for the majority of RSN revenue and advertising revenue also increases with subscribers.  Thus, it would be costly for the combined company to

50 Interview with John Ruth (CFO, Comcast SportsNet).
51 Interview with John Ruth (CFO, Comcast SportsNet).
52 Interview with Dan Finnerty (Senior Vice President, Time Warner Cable Sports).  While the RSN’s footprint covers some Comcast systems (which serve a small number of customers), those systems currently do not subscribe to Time Warner Cable SportsNet.

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deny another MVPD access to Comcast or TWC RSNs to attempt to benefit the combined company’s MVPD business.53

49.           Finally, these potential program access concerns are essentially the same as those examined and addressed by the Commission in the NBCUniversal transaction.  In all of these cases, the Commission’s existing program access rules and the program access conditions agreed to in the NBCUniversal transaction serve as a backstop against any competitive concerns.

V.	No Competitive Concerns in the Sale of Video Advertising

50.           The divestiture transactions do not change the conclusion from our April Report that there are no competitive concerns in the sale of video advertising.  There is no impact on national advertising from the divestiture transactions because, as with the TWC transaction, the divestiture transactions do not change the ownership of any national broadcast or cable networks that compete to provide national advertising.54  With respect to local and regional advertising, the lack of overlap between Comcast, TWC, and Charter systems means that the companies do not represent different choices for an advertiser to reach a given cable household, and the divestiture transactions will therefore have little, if any, impact on local or regional cable advertising competition.

51.           As discussed above, there are five DMAs in which a Charter system being acquired by Comcast overlaps with an NBC O&O broadcast station:  New York, Los Angeles, Dallas-Ft. Worth, San Francisco-Oakland-San Jose, and Hartford-New Haven.55  The acquired Charter systems also overlap with Telemundo O&O stations in New York, Los Angeles, Dallas-Ft. Worth, San Francisco-Oakland-San Jose, Boston, Houston, and Fresno-Visalia.56  The

53 Rosston-Topper April Report, ¶ 225.
54 Rosston-Topper April Report, ¶¶ 238–239.  The April Report notes that, because the TWC transaction involves no acquisition of national programming assets from TWC, the transaction can have no impact on Comcast’s share of network advertising revenue.  The same is true with respect to Charter, which also brings no national programming networks.
55 The share of MVPD subscribers from acquired Charter systems is de minimis in New York ([[]]%) and San Francisco-Oakland-San Jose ([[]]%).
56 The share of MVPD subscribers from acquired Charter systems is small or de minimis in New York ([[]]%), San Francisco-Oakland-San Jose ([[]]%), Houston ([[]]%), and Fresno-Visalia ([[]]%).

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acquisition of cable systems from Charter in DMAs with an NBC or Telemundo O&O does not create the potential for price increases for local or regional advertising for several reasons.57

52.           First, local advertising is part of a large product market that includes many different types of advertising.  Second, spot cable advertising is not generally considered to be a close substitute for spot broadcast advertising.  Third, NBCUniversal will continue to face numerous strong broadcast station competitors in each of these DMAs, as well as robust competition from other media, including online advertising.  Fourth, cable systems have a limited advertising inventory in comparison with broadcast stations and control only approximately 15% of the total television impressions available for local advertising.  Moreover, Charter’s share of this small fraction of advertising inventory is only about [[]]% in these DMAs.58

53.           In sum, the small number of subscribers to Charter systems acquired in the divestiture transactions will not result in any harm to competition in the sale of video advertising.

57 Rosston-Topper April Report, ¶¶ 242–246.

58 As discussed above, the share of MVPD customers in acquired Charter systems is [[]]% in Los Angeles, [[]]% in Dallas-Ft. Worth, [[]]% in Boston, and [[]]% in Hartford-New Haven.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual

Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.